P.O. BOX 91129 • CLEVELAND, OHIO 44101 • (440) 461-5200
By Edgar
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:	John Cash
Branch Chief
Division of Corporation Finance

Re:	Preformed Line Products Company
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-31164
Dear Mr. Cash:
     On behalf of Preformed Line Products Company (the “Company”), this letter responds to the Staff’s comment letter dated May 29, 2007 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The comments you provided are repeated in italics below. The Company’s responses are provided after the comments.
Critical Accounting Policies and Estimates – Excess and Obsolescence Reserves, Page 24
We note your response to prior comment two. Based on the information you have provided, you recorded an adjustment to your first quarter 2007 financial statements that related to prior periods. Correction of an error in prior period financial statements is required to be reported pursuant to paragraph 25 of SFAS 154 and disclosed pursuant to paragraph 26 of SFAS 154. It does not appear to us that recognition of prior years’ errors in accounting for excess and obsolete inventory in the period in that the errors are discovered is appropriate; however, you have indicated that you have considered SAB 99 and determined that the adjustment was not material. Please provide to us a SAB 99 materiality analysis that addresses the impact of correcting the error in fiscal year 2006 as well as in the first quarter 2007. Please be sure to address quantitative and qualitative aspects of your analyses.
In light of the above comment, please tell us how this impacts management’s determination that controls and procedures were effective as of December 31, 2006 and March 31, 2007.
During the first quarter of 2007, Management performed a comprehensive review of the components of our South American operation’s excess and obsolete inventory reserve calculation. This review discovered, after the filing of our 2006 Form 10-K, that the calculation included an inappropriate general reserve of approximately $420,000 at December 31, 2006.
When determining the period to recognize the correction of this error, we considered several quantitative and qualitative aspects of the adjustment. The impact of the error was to understate consolidated gross profit, operating income, and pretax income by approximately $64,000 for the second quarter results, approximately $119,000 for the third quarter results, approximately $237,000 for the fourth quarter results, and approximately $420,000 for the fiscal 2006 results. The table below compares individual line items for fiscal 2006 as reported and if corrected:

	As Reported			If Corrected ($420k increase)
	Thousands of	% of Net		Thousands of	% of Net		% Change of
	dollars	Sales		dollars	Sales		Correction
Consolidated Gross Profit	$69,805	32.2%		$70,225	32.4%		0.6%

Consolidated Operating Income	16,717	7.7%		17,137	7.9%		2.5%

Consolidated Income Before Income Taxes	17,576	8.1%		17,996	8.3%		2.4%

Consolidated Net Income	12,060	5.6%		12,350	5.7	%(B)	2.4%

Foreign Segment Operating Income	11,772	11.2	%(A)	12,192	11.6	%(A)	3.6%

Consolidated Inventories — net	40,415			40,835			1.0%

(A)	Foreign segment operating income as a percentage of foreign segment net sales.

(B)	Tax effected at 31%.
A similar analysis was performed for the first quarter 2007 and the estimated annual 2007 results. Based on our considerations, we adjusted the error in the first quarter of 2007. As a result, first quarter 2007 results for consolidated gross profit, operating income and pretax income increased by approximately $420,000. The table below compares individual line items for the first quarter of 2007 as reported and without correction:

	As Reported			Without Correction ($420k decrease)
	Thousands of	% of Net		Thousands of			% Change of
	dollars	Sales		dollars	% of Net Sales		Correction
Consolidated Gross Profit	$18,908	33.4%		$18,488	32.7%		2.3%

Consolidated Operating Income	5,378	9.5%		4,958	8.8%		8.5%

Consolidated Income Before Income Taxes	5,512	9.8%		5,092	9.0%		8.2%

Consolidated Net Income	3,718	6.6%		3,428	6.1	%(B)	8.5%

Foreign Segment Operating Income	3,009	12.3	%(A)	2,589	10.6	%(A)	16.2%

Consolidated Inventories — net	44,183			43,763			1.0%

(A)	Foreign segment operating income as a percentage of foreign segment net sales.

(B)	Tax effected at 31%.
We anticipate the impact of the correction on fiscal 2007 estimated results to be less than 2% of consolidated operating income and less than 3% of foreign segment operating income.
We believe that the errors in 2006 and the inclusion of the correction (as an adjustment) in the first quarter 2007 10-Q is not material because (i) there is not a substantial likelihood that a reasonable person would consider it important and (ii) it did not affect the “total mix” of financial information regarding the Company’s results. Considering all the relevant circumstances, the item in both 2006 and 2007 is considered to not be quantitatively and qualitatively material. The item did not:
•	Mask a change in the Company’s earnings or other trends

•	Hide a failure to meet analysts’ consensus expectations for the enterprise (the Company is not followed by analysts)

•	Change a loss into income or vice versa

•	Concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability

•	Affect the Company’s compliance with regulatory requirements or with loan covenants or other contractual requirements

•	Have the effect of increasing Management’s compensation

•	Involve concealment of an unlawful transaction
Since we have concluded that this matter is not material and that it was appropriate to record the correction in the quarterly period that the adjustment was identified, we have determined that the adjustment was not required to be reported or disclosed pursuant to paragraphs 25 and 26 of SFAS 154.
Upon detecting the errors noted above, we evaluated the control failures and their impact on management’s determination of the effectiveness of controls and procedures as of March 31, 2007, and we re-evaluated these control failures and their impact on management’s determination of the effectiveness of controls and procedures as of December 31, 2006. We determined that these control failures did not rise to a level of significance that would impact our disclosures of controls and procedures as reported in Item 4 of Part I of our Form 10-Q for the quarter ended March 31, 2007 or in Item 9A of Part II of our Form 10-K for the year ended December 31, 2006. In this instance, certain control procedures designed to prevent errors operating at the subsidiary were found to be ineffective; however, the errors caused by these deficiencies were determined to be immaterial, as described above. The risk of an unknown error is mitigated by corporate level review controls designed to detect material misstatements preventing the error from escalating beyond a significant level. A remediation plan, consisting of additional guidance and training, was implemented immediately following the identification of the deficiencies.
Note J – Business Segments, page 48
In regard to your domestic operations, we note that your CODM receives financial information on a location level. In light of the information your CODM receives, it is not clear to us how you met all of the aggregation criteria in paragraph 17 of SFAS 131. We note that you have included SMP with PLP; however, based on your explanation, it does not appear to us that SMP and PLP meet all of the aggregation criteria. Please be advised that in order for an operating segment that meets the quantitative thresholds provided in paragraph 18 of SFAS 131 to be aggregated with another operating segment (even an operating segment that does not meet the quantitative thresholds) it must meet all of the aggregation criteria in paragraph 17 of SFAS 131.
We have three domestic manufacturing locations. The PLP locations in Albemarle, North Carolina and Rogers, Arkansas both manufacture and assemble product for use primarily in the energy and telecommunications markets. We do not believe that these two plant locations represent separate operating segments since the business activities of the plants are interdependent and together generate the revenues and the operating profit of the PLP operations in the U.S. The discrete financial information of the separate PLP plants is provided to the CODM to assess manufacturing performance of the individual plants and not to assess the overall operating performance of PLP’s U.S. operations. The discrete financial information provided to the CODM for each of these two plants does not provide a complete measure of our segment operating profit. SMP, located in Asheville, North Carolina, manufactures and assembles product for use primarily in the data communications market. From a marketing perspective, the products of PLP and SMP are sold in many cases to the same customer base and in some cases using the same distributors. PLP and SMP share common resources in finance, manufacturing and human resources. Both PLP and SMP manufacture products using injection molding operations, light assembly, cable assembly and outside metal fabricators. However, we acknowledge that there are significant manufacturing operations at the PLP locations that do not exist at SMP and SMP products are used primarily for data communications as opposed to telecommunications or energy.

Because of the difference in these significant manufacturing operations and final use of the products we can understand why the staff may assert we only meet a majority of the aggregation criteria as opposed to all of the aggregation criteria. Therefore, for the sake of expediting resolution of your comments, we will agree with the staff that SMP and our PLP operations in the U.S. do not meet all of the aggregation criteria in paragraph 17 of SFAS 131. We respectfully suggest that amendment of our 2006 10-K and 2007 first quarter 10-Q is not necessary since SMP is an insignificant portion of the business as a whole (i.e., less than 10% of all key financial metrics) as defined in paragraph 18 of SFAS 131. In 2006, 2005 and 2004, SMP’s net sales represented 9.2%, 9.5% and 9.6% of consolidated net sales, respectively, and SMP’s operating income represented 2.5%, 7.2% and 4.4% of consolidated operating income, respectively. At December 31, 2006 and 2005, SMP’s total assets represented 7.5% of consolidated total assets. We do not believe that including SMP in domestic operations misled or altered the view of a reader of the financial statements. We will however, exclude SMP from the domestic segment in all future filings.
As announced on March 22, 2007, the Company acquired Direct Power and Water (DPW), and we suggest that SMP and DPW be combined in an “other” category in future filings.
In regard to your foreign operations, we note that your CODM receives sales and profit information for ten separate units. It is not clear to us why each unit is not an operating segment or why it is appropriate to aggregate all of these units into one reportable segment.
The ten separate units you refer to do not meet all of the criteria of an operating segment as defined in paragraph 10 of SFAS 131. Specifically, the units do not meet the requirements of paragraph 10b “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” Although sales and profit information is available for the ten units, the CODM bases operating decisions on allocating resources and assessing performance based on the consolidated results of these ten units on a regular basis, which is consistent with the reporting of the international operations in our primary monthly financial statement package provided to and regularly reviewed by the CODM. Sales and profit figures for individual units do not provide the CODM sufficient information to make these decisions. The CODM does not monitor any of these units as an individual operation in isolation except to identify and understand variances from the previous year or current year budget on a consolidated foreign segment basis. The profit for any individual subsidiary is not a true indicator of its results of operations. Management decisions to source a product from a subsidiary different from the customer’s country of origin impacts the profitability of the subsidiary sourcing the sale and the subsidiary located in the customer’s country of origin. The sourcing decision in turn, impacts capacity at the sourcing subsidiary, potentially limiting the ability to supply a potentially more profitable sale to a customer within the country. These management decisions on sourcing are made based on the Company’s long term strategic decision about key customers for the future. Consequently, presenting any individual country as a separate segment would not be useful to a reader since it does not reflect managements’ perspective of the international segment.
Please refer to the Chairman and Chief Executive Officer’s letter To Our Shareholders on pages 2 and 3 of our 2006 Annual Report (see attached exhibit) and note that he discusses combined international results and does not single out performance in individual countries. The same holds true in our discussion of Financial Position on page 3 of our Annual Report. Our Annual Report also discusses our energy markets on page 4 and communications markets on page 9 referring only to international markets as a whole. The Company is not followed by analysts and therefore there are no external discussions of operations on a basis other than domestic and foreign.
The Company expanded geographically by taking its product to different countries. Typically, each country has minor variations in the qualifying specification requirements for the use of these products within the country. The product is based on a uniquely preformed, helically shaped set of wires with the same ultimate purpose of securing and protecting energy and telecommunication cable and conductors. While we believe that our foreign operations comprise a single operating segment as defined in paragraph 10 of SFAS 131, we considered whether our foreign operations would be viewed as one reportable segment if an alternative view is taken and each of our foreign operating locations were viewed to be separate operating segments. All of our foreign locations satisfy the requirements for aggregation in paragraph 17 of SFAS 131 since they all manufacture the same type of product with variations to meet local country utility specifications. A description of the similarities as outlined in paragraph 17 of SFAS 131 is discussed below.
     a. The nature of the products and services
Each location makes the same product although there may be slight variations in the specifications. These products are used in the same application of securing and protecting cables and conductors. The customer base, primarily electric utilities and telecommunication providers, is essentially the same. Additional complementary products are also purchased from third parties or sourced from other subsidiaries to offer these same customers a total solution to their application problems.
     b. The nature of the production processes
The primary equipment used in manufacturing is based on common designs developed in the Company either in the United States or another foreign location. Manufacturing is controlled by specific sets of Manufacturing Specifications and Product Specifications developed and maintained in the U.S. and accessible through a common engineering computer network. The primary raw material for all locations is wire.
     c. The type or class of customer for their products or services

The products are used primarily in the energy or telecommunications industries which are generally government owned businesses in the foreign countries. The structure of these Electric Power Utilities and Communication providers are essentially the same country to country.
     d. The methods used to distribute their products or provide their services
The sales organization in each of the foreign locations is generally the same using internal sales people that call on the utility companies, distributors selling to utility customers or manufacturing representatives that cater to utility companies. The sales managers from all locations meet on a regular basis, formally and informally as required, to share experiences and market information. This global market is seen to be very homogenous, only differentiated by local customs requiring some form of local selling or representation.
     e. If applicable, the nature of the regulatory environment
The regulatory environments related to the utility industries are very similar although differences may exist between one country and another.
Each of the foreign subsidiaries have similar corporate organizational structures with similar expense structures and consequently, similar economic characteristics. The only subsidiary incurring a loss during the years 2004 through 2006 was Thailand. We consider this operation, acquired in 2004, to be in a start up mode. These losses amounted to $199,000, $76,000 and $169,000 in the years 2004, 2005 and 2006 and represented approximately 2.8%, .8% and 1.4% of foreign operating income for the years 2004, 2005 and 2006 respectively.
In conclusion, management and the CODM evaluate the performance of our international operations on a consolidated basis, not on an individual basis, and therefore we believe it is proper and appropriate to present this segment information to outsiders in the same manner as the business is managed.
Sincerely,

/s/ Eric R. Graef
Eric R. Graef
Vice President – Finance and Treasurer

PREFORMED LINE PRODUCTS

The connection you can count on.

ANNUAL REPORT 2006

PLP PEOPLE THE ESSENTIAL INGREDIENT

Preformed Line Products is a worldwide designer, manufacturer and supplier of high quality cable anchoring and control hardware and systems, fiber optic and copper splice closures, and high-speed cross-connect devices.
Our core markets are divided into four distinct categories: energy, communications, non-utility and data communications. Our customer base includes telecommunications network operators, cable television and broadband service providers, power utilities, corporations and enterprise networks, government agencies and educational institutions. We also serve several specialized industries under our non-utility market category.
With groundbreaking and innovative solutions like our line of COYOTE® Fiber Optic Products, and our THERMOLIGN® family of power transmission products, PLP has consistently pioneered modern advances in communications and power utility networks since 1947.
We deliver added value to our customers through our expertise and our unparalleled customer support. Our flexibility and global presence allows us to respond to our customers’ needs with speed and precision. This strategy enables us to help our customers meet their business challenges head-on and achieve success.
You can count on our products and our people day in and day out, year after year. That’s because a steadfast commitment to quality is not just a goal at PLP, it’s an obsession. In our engineering laboratories, on the manufacturing line, all the way to field installation, it’s the guiding principle of everything we do. You can rest assured that the reliability of our products and the dedication of our people are the things that make Preformed Line Products “the connection you can count on”.

FINANCIAL HIGHLIGHTS

In thousands of dollars, except per share data	2006	2005

Net sales	$216,937	$205,804
Income before taxes and equity in net income of joint ventures	17,576	18,506
Net income	12,060	11,986
Net income per-share-basic	2.15	2.09
Net income per-share-diluted	2.13	2.07
Shareholders’ equity	130,933	133,543
Shareholders’ equity per share	24.43	23.29

TO OUR SHAREHOLDERS
I am pleased to share this 2006 Annual Report with you and proud to provide an overview of the Company’s solid performance last year and the exciting opportunities we see ahead.
Among the major highlights of the year was the excellent performance of our energy transmission business and our international subsidiaries. Consolidated sales worldwide were up 5% in 2006 over the year before. However, our international sales were 17% higher over the same period. Domestic sales were much stronger in the fourth quarter of 2006, giving us optimism for 2007.
Although some of our domestic operations did not perform up to expectation, we are highly optimistic about the future of our business in all markets. Among our biggest challenges for 2007 will be improving operating efficiencies in our domestic operations to make up for continuing increases in raw material costs.
Domestically, Energy business was a solid contributor last year and we are excited about its prospects in the years ahead. We were able to capitalize on the fact that several new products came on stream as the power industry was rebounding. The combination of the industry turnaround and future benefits of The Energy Policy Act of 2005 bode well for PLP and its products over the next several years. As the electric utility industry makes new investments in upgrading its power grid, PLP is ready with innovative products and solutions for these customers.
In addition to multiple opportunities in our traditional markets, there are exciting new opportunities in emerging technologies. One area we are exploring for growth potential is renewable energy. Wind and solar power generation are becoming more economically feasible due to improved technologies, rising costs of traditional energy sources and increasing demand for energy independence. We believe PLP can play a significant role in these markets as these technologies develop.
We have refocused much of our efforts in the Non-Utility market category as we continue to leverage our technical expertise in the Energy and Communications businesses to find product solutions that work for our Non-Utility customers. We have enjoyed particular success in the Tower and Antenna, Agriculture and Metal Buildings segments of this market with our helical and bracing type products that have multiple application opportunities.
Looking at Communications, long-term growth for PLP lies in the further deployment of Fiber-to-the-Premises (FTTP). We believe we are on the threshold of greater expansion of this technology and, as it grows, PLP is poised to grow with it. Our product offerings are well positioned to address the expansion of the fiber network in the United States and, ultimately, in overseas markets.
Our international business continues to perform at high levels. The 17% sales growth in 2006 compared to the year before was the result of solid sales growth in nearly every country in which we operated. We are currently expanding our manufacturing capacity in Asia to better serve customers in that region in the future in addition to supporting a number of our markets outside Asia.
Compared to many of our competitors, PLP has a differentiated strategy with our international subsidiaries, which focuses primarily on serving their local markets with local manufacturing capabilities. These subsidiaries are also playing a greater role in collaborating with PLP operations worldwide to provide product solutions and expertise for customers in all of our markets. We believe this “think globally, act locally” strategy will continue to serve us well for the future.

PLP People: the Essential Ingredient
As we look at our record of strong performance over the years, it’s also helpful to look at the factors behind this success. When we examined it more closely and talked with fellow employees, our customers and our supply chain partners, a number of positive character traits emerged: entrepreneurial, collaborative, customer-focused, responsive, dependable, solutions-oriented, quality-oriented, flexible and nimble. The power behind these words, however, is in the people of PLP.
Our theme for this year’s annual report focuses on the people of PLP: how they demonstrate those important traits day after day, and how that commitment benefits our customers. I never cease to be amazed at the abilities and effort of our employees – they are the reason for our success.
We can all be very proud of an area of particular importance to the Company: the tremendous collaboration and teamwork that has developed across PLP in recent years. International teamwork is rapidly approaching “the norm”, particularly for innovative solutions on major high profile projects worldwide. For example, we recently entered into a major partnership agreement, providing patent – pending hardware to a major conductor cable supplier to the power utility industry. This was a successful combination of the expertise of our Brazilian subsidiary, which teamed with our domestic engineering and sales and support staff to bring this partnership to completion. That same collaborative spirit exists in relationships throughout the organization. Today we are a much more integrated company in all respects than we have been at anytime in our history and we’re just getting “warmed up”.
On behalf of the over 1,500 employees of PLP, I thank you for your support and interest in your company. We look forward to continuing to share good news with you about the company’s growth for years to come.

Robert G. Ruhlman
Chairman and Chief Executive Officer
FINANCIAL POSITION
Consolidated net sales were nearly $217 million in 2006, an improvement of more than 5% over 2005. PLP’s 2006 domestic sales in Energy markets improved 8% but were not strong enough to offset the weakness in the Communications market and consequently, domestic sales decreased from 2005. PLP’s international subsidiaries achieved record sales and income figures during 2006 with sales improving 17% over 2005. Strong international performance offset the weakened domestic market resulting in consolidated net income of more than $12 million which was slightly better than 2005. Therein lies the beauty of global diversification. Our balance sheet remains strong with a current ratio of 3.2 to 1 and cash of nearly $30 million. Our bank debt is just over $8 million and represents 6% of equity.

ENERGY
The Energy market completed a strong year in 2006 and the stage is set for continued growth in 2007 and beyond.
PLP’s Energy business serves major investor-owned utilities, rural electric cooperatives and municipal power systems worldwide with a focus on the transmission, distribution and fiber optic network aspects of the business.
Overall, domestic sales increased 8% over last year driven largely by a strong showing in transmission sales, which were up 28%. Sales in domestic distribution were up more modestly due in part to the mild storm season in 2006, compared to the previous two years.
TRANSMISSION
Transmission sales are expected to be strong again in 2007 as utilities continue forward with investments in transmission infrastructure. Passage of The Energy Policy Act of 2005 and the continued strength of the general economy creates a more favorable climate for the industry’s future.
Increased sales paralleled the general upswing in the health of the utility industry, which registered a strong performance in 2006. Many United States power utilities are beginning to address areas of congestion in the power grid. Longer term, utilities are also beginning to develop plans for the general rebuilding of their power networks, many of which are 60 to 70 years old.
PLP has aggressively reengaged with its customer base over the last several years. It has done this by conducting numerous field visits and transmission seminars at its Cleveland headquarters and around the country, and by renewing its commitment to educating customers on best practices in transmission line construction. Additionally, PLP had the foresight to begin development work several years ago on a number of key product development programs. Several products resulting from these programs, such as the CUSHION-GRIP™ Hardware System and the VORTX™ Vibration Damper, were brought to market just as the utility market began rebounding. All of these efforts have put PLP in a strong position to seize the opportunities that exist as the rebuilding and upgrading of the power grid expands into the future.
International transmission sales continued to grow, and were up more than 9% over last year as PLP’s subsidiaries increased capacity and added more customers worldwide. Operations in Asia and Latin America added a great deal of manufacturing capacity to serve those growing regions.
It is PLP’s expectation that growth in the international energy markets will continue as the focus on new construction intensifies in all of the developing markets it serves. As more energy is demanded at the local level, transmission is required to supply the network. With strategically located operations throughout the world, PLP is well positioned to continue to take advantage of this growth. PLP is confident that the combined portfolio of design technologies from its domestic operations and international subsidiaries will enable it to supply specific solutions to the diverse set of transmission requirements in the varied terrain of the international energy market.

As the market unfolds in the United States, we see a parallel need to rebuild much of the world’s transmission infrastructure, which was originally built several decades ago. These aging lines are showing wear in many markets and the rebuilding projects are nearly as large as the original construction.
Priorities to manage new tower heights or extended “rights of way” focuses transmission utilities to use the latest technologies to maximize energy transmission over limited infrastructure. Products like THERMOLIGN® transmission hardware are specifically designed to meet those demanding challenges.
SOLUTIONS-BASED
“We didn’t sit on our hands as the industry was repositioning itself,” explains Dennis Theis (left), PLP Director of Marketing and Sales, Energy Markets. With help from its engineering and research departments, the company set about to develop the next generation of transmission and distribution products for the power industry. “With the power utility industry trending toward future upgrades and investments, PLP has put itself in position to develop product solutions to help the industry as it enters this exciting new era,” said Bob Whapham (right), PLP Global Market Manager for Transmission.
RESPONSIVE
As highlighted in last year’s annual report, PLP has earned a reputation among its customers and supply chain partners for being responsive, especially when nature turns violent. While 2006 was a milder weather season, PLP still provided rapid response to customers who needed to replenish supplies for a variety of reasons. Diane DiLauro, PLP’s Customer Service Expeditor, is an important link in making that happen for customers. “We need to be ready and willing to respond at a moment’s notice whenever and wherever that may be,” said DiLauro. “Our customers count on us in many unpredictable situations and we are there for them.”

ENERGY
DISTRIBUTION
Domestic distribution is expected to markedly improve performance in 2007 over the year before as customers continue to invest in their systems. Additionally, a major breakthrough for distribution occurred late last year when PLP entered into an alliance with Southwire, a major conductor cable supplier to the power utility industry. Working jointly with its Brazilian subsidiary, PLP will furnish the hardware for Southwire’s spacer cable product. Southwire will fully market its cable with PLP’s hardware system in 2007.
PLP has also worked diligently on trying to offset the dramatic increase in the cost of the raw materials that go into a majority of our Distribution product offering. With several departments including sales and marketing, manufacturing and engineering working as a team, PLP continues to identify and explore opportunities for cost savings in an effort to lessen the overall impact of the continuing rise in commodity prices on our customers.
COLLABORATIVE
Close collaboration among domestic sales, engineering and research departments and its Brazilian subsidiary helped PLP land a major partnership with Southwire, a leading cable supplier to the power utility industry. “Southwire wanted to expand its spacer cable product offering, but it needed a hardware partner. When they approached us, we went to our Brazilian subsidiary, which has a great deal of expertise in providing a similar product for the South American market,” said Paul Daniels (left), PLP’s Market Manager for Distribution. “We are proud that PLP Brazil is playing such an important role in PLP partnering with Southwire,” said Paulo Sergio (right), Industrial Technical Director, PLP Brazil. “This attitude of teamwork and collaboration on behalf of our customers is one of our greatest strengths.”

FIBER OPTIC HARDWARE
Fiber optic cable applications for the power utility industry continued to be a key market segment for PLP. PLP serves these fiber optic cable applications with its FIBERLIGN® products, designed for supporting installations of Optical Ground Wire (OPGW) and All-Dielectric Self-Supporting cable (ADSS) systems.
FLEXIBLE
Power utility companies often look to PLP for unique solutions to help minimize maintenance costs for their networks. One major solution was recently developed for coastal applications where saltwater corrosion often leads to the premature aging of cable and hardware systems. Recognizing this opportunity, PLP developed a proprietary corrosion resistant solution based on its FIBERLIGN® family of fiber optic hardware products. “By being a flexible company in adapting our products to a variety of applications, we can maximize our value to customers and increase our sales opportunities,” said John Jones, Market Manager for Utility Fiber Technologies.
One exciting new application is the development of Broadband Over Power Lines (BPL). Several major utilities have taken more aggressive steps in 2006 to deploy BPL technology. Energy utility companies in particular have begun embracing this technology in the deployment of “smart grid” technologies, such as Automated Meter Reading (AMR) and other advanced monitoring systems in an effort to upgrade aging infrastructure and improve reliability.
NIMBLE
A nimble and speedy response to ever-changing customer needs, technologies and market environments enables PLP to provide innovative solutions that set it apart from the pack. In 2006 a power utility customer deploying Broadband Over Power Lines (BPL) technology approached PLP looking for a very specific solution to help them connect their network with customers’ homes. “We partnered closely with our Technical Sales Group to listen to our customer and identify their needs, and in four short months we responded by engineering, designing and introducing the COYOTE® Aerial Drop Closure. Our responsiveness and speed to market puts us in the driver’s seat to provide cutting-edge solutions and add value that our competitors simply can’t match,” said Randy Cloud, Engineering Manager, Communications Product Development.

COMMUNICATIONS
This year marked another extremely competitive year for PLP and the customers it serves in the communications industry. The ever-shifting influence of emerging technologies and corporate consolidation were key contributors to the softened sales that were experienced in 2006. Nevertheless, PLP remains optimistic and committed to the challenge, and stands ready to seize each and every opportunity as it moves into the future.
Verizon continued its well-publicized initiative to deploy its next generation Fiber-to-the-Premises (FTTP) broadband network. Yet 2006 saw Verizon temporarily shift its emphasis from merely passing homes to connecting homes to the completed portions of that network. This work involves a segment of the network where PLP has a much smaller product mix, and therefore a more limited opportunity for participation. PLP sees this shift in emphasis as temporary and expects to see larger scale network deployment to resume and continue into the foreseeable future. In addition, PLP continues to explore ways it can expand its current fiber optic product mix in order to increase participation in the home connection segment of FTTP deployment.
DEPENDABLE
Being a dependable provider of products and solutions has long been a hallmark of PLP. One excellent example is the strong relationship PLP has with Verizon, a leader in building an all-fiber network across its markets. “PLP has a strong partnership with Verizon to supply products as it develops its network,” said John Hofstetter (right), Director of Marketing and Sales for Communications Markets. “This dependability also applies to the many product solutions we have brought on line for customers of all sizes and types,” said Chris Grubish (left), Market Manager, Communications and Global FTTP, who added that development of such products as the COYOTE® Dome Closure and the COYOTE® DEN Demarcation Enclosure ensure that PLP will continue its track record of dependability to the communications industry well into the future.
RELIABLE
PLP takes its commitment to its customers very seriously. One of the most frequent customer testimonials PLP receives is that PLP is a company that does what it says it will do. Mick Vasko, PLP’s Purchasing Manager for Global Commodities, is responsible for acquiring the raw materials and items necessary for PLP to make its products. “We endeavor to ensure that the materials and equipment are highly reliable before we ever send them to the customer. Our engineering and manufacturing set high standards for our products and that translates into reliability for our customers.”

Another factor that influenced performance in 2006 was a decelerating demand for copper products such as the ARMADILLO® Stainless Closure and the SERVISEAL® Closure. Major service providers are now beginning to lose traditional landline customers in favor of wireless and Internet-phone service at an increasing rate. This trend is expected to continue. As it does, capital expenditures on old technology for legacy copper networks will be relegated to maintenance and Digital Subscriber Line (DSL) deployment. The silver lining to this trend is that PLP should more than offset this trend with its high profile in FTTP technologies.
While the emergence of FTTP has a favorable future, PLP is also pursuing a number of areas to expand its Communications business. PLP has pursued the growing fiber market with municipalities and has a strong partnership with a number of federal government entities in the communications field.
There are a number of publicly-owned utilities across the nation that have developed or are considering construction of fiber-optic networks for their communities. Many of these public entities believe such networks will make their communities more economically viable. PLP continues to work with these public entities to bring broadband services to the masses.
Merger-related delays in spending also played a major role in our efforts in 2006. The AT&T/ BellSouth merger, and the Adelphia Cable acquisition by Time Warner and Comcast Cable are noteworthy examples. In the case of BellSouth, PLP worked diligently to get new versions of the COYOTE® Dome Closure and other fiber optic products approved and placed on standards. PLP remains optimistic that these efforts will eventually pay dividends in the form of increased market share. In the case of Time Warner and Comcast, industry opinions vary, but some industry experts expect that network upgrade spending will occur in territories previously owned and operated by Adelphia cable. PLP stands ready to seize this opportunity.
PLP’s international Communications business has been focused on specialty niche markets outside of the United States. More specifically, most markets outside of the U.S. are just beginning to show interest in extending fiber networks to the premises. PLP will be leveraging its extensive experience with FTTP opportunities in the U.S. to gain a strong position in our international markets. A global FTTP initiative to combine the resources of PLP has recently been established.

NON-UTILITY INDUSTRIES
PLP’s non-utility management team implemented some major customer programs to reinvigorate its business in 2006 and the result was an impressive rise in sales from the prior year.
One area of focus in 2006 was a major effort to find more solutions from across all of PLP’s market categories that would help the variety of customers within the non-utility industries. The introduction of the E-Z BRACE™ System is one example of efforts in this area. This product is a customized metal building bracing solution that evolved out of the BRACE-GRIP® Dead-end product line. As a result of efforts like this, PLP was able to add more customers last year.
Installation of guyed towers and antennas has peaked in recent years; as a result, PLP has focused more of its efforts towards customers upgrading this equipment.
In 2007 and beyond, non-utility managers will continue to work closely with other market managers across PLP to take their existing products and apply them to non-utility applications in an effort to broaden its offerings to its current and future customers.
CUSTOMER-FOCUSED
The Non-Utility market segment of PLP continues to add value by taking traditional PLP energy and communications product technologies and applying them to applications in several different industries. John Markiewicz, Market Manager for Non-Utility, said “ We have renewed our focus on the non-utility customer base and have brought a host of new solutions to these customers.” One example is the BIRD-FLIGHT™ Diverter, which is a successful product for the Energy market but which has similar applications for the Tower and Antenna market segment that the Non-Utility business serves. “ We are providing more value-added products and solutions for our customers than ever before,” explains Robin Bartlett, Field Sales Representative for Non-Utility Markets at PLP. “ This translates into stronger customer relationships and increased sales.”
LOCAL FOCUS, GLOBAL PERSPECTIVE
One unique aspect of PLP’s strategy is the operational philosophy of its international subsidiaries. “ While our international subsidiaries are primarily focused on serving the needs of their local market, they are also committed to sharing their product and technology applications companywide and worldwide,” said William H. Haag (left), Vice President, International Operations. One example of this is PLP Australia, which sells broadly to the Energy and Communications markets, and sells products such as a helical dead-end product, which can easily be used by Non-Utility customers for agricultural applications. “ We have a strong business relationship across Australia, but we are always looking for ways our products can help PLP’s customers worldwide,” said Norman Windell (right), Managing Director of PLP Australia.

     DATA COMMUNICATIONS
PLP Subsidiary SMP Data Communications is a technical leader in the development of interconnection devices for voice, data and video applications. SMP makes fiber and copper connecting hardware products that make networking and high-speed data transmission possible across enterprise networks. Its products have multiple residential and commercial applications.
SMP increased sales in 2006, while investing in new products focused on residential and copper connectivity solutions. The new developments include a focus on secure networking and 10-gigabit per second (Gbps) technologies. In addition last year, SMP successfully extended its brand further across the data communications landscape. SMP saw revitalization of its Residential market and enjoyed significant growth in its Fiber Optic Solutions market.
SMP will continue to be a leader in the Structured Cabling Industry by uncovering new markets, capitalizing on new opportunities in existing markets and driving new technologies. 2007 will be a year of harvesting the fruits of our recent investments and maintaining a focus on further growth.
INFORMED DECISION-MAKERS
SMP has gained a reputation for keeping pace with the fast-changing demand for faster and more efficient data transmission. One example is the Dual Axcess Residential Cabling Solution that allows scalable networking between today’s Analog Voice Line Technologies and future Voice over Internet Protocol (VoIP) Networks. “ SMP quickly found solutions in specific areas of this market and is considered an important player in this development,” said Brad Everette, Marketing Manager, of SMP Data Communications. “ We are very responsive in the development of products for our customers, and we do so in an environment of informed decision making.”

CORPORATE INITIATIVES
LEAN MANUFACTURING
PLP’s Lean Manufacturing process continued in 2006 to reach new milestones in terms of efficiency and quality control. In fact, PLP has seen year over year improvement in these important measures of production.
Before implementing Lean, PLP, similar to many other manufacturers, utilized the traditional batch process of manufacturing. Lean shifted the focus to eliminating waste and continuous improvement, and now Lean is a way of life at PLP’s manufacturing plants worldwide.
One of the major tenants of Lean is to constantly look for bottlenecks in the manufacturing process. It is a methodology for creating value with a minimum amount of materials, space, equipment and workers’ time. As a result, PLP cross-trained its employees to maximize their utility and efficiency.
PLP now tailors its manufacturing processes and measures performance based on customer demand and expectations. On time delivery, order accuracy and overall product quality continue to improve under the Lean program.
QUALITY-FOCUSED
Quality is paramount at PLP’s manufacturing facilities, where employees are embracing the Lean manufacturing process. “We have a dedicated team of employees at our plant,” said John Ziebarth (left), plant manager at PLP’s Albemarle, North Carolina facility. “Our employees know the customers’ expectations and what it takes to satisfy them.” Michael A. Fout (right), Vice President, Manufacturing, says, “Whether it’s in the U.S. or at one of our international subsidiaries, our employees are aware of the role they play for our company and their customers. Our progress with Lean has put the company at the forefront of quality and customer service.”
BUSINESS DEVELOPMENT
In 2006, a significant amount of work was done in exploring growth opportunities in the Renewable Energy sector. PLP is well positioned from a technology and operational standpoint to capitalize on the dramatic growth in this area as pressure intensifies to find alternative fuel sources to offset our current dependency and lessen the environmental impact of traditional energy sources. Suitable product development and acquisition opportunities were identified and are currently being pursued.
Over the last several years, PLP has taken great strides in developing relationships with key companies in our industry that would provide a strong strategic fit with PLP. While the universe of companies that are a solid strategic fit and would be within an acceptable size is relatively narrow, PLP is well positioned with key relationships within these companies should priorities change and opportunities for acquisition develop.

CORPORATE INFORMATION
DIRECTORS
Robert G. Ruhlman
Chairman, President and
Chief Executive Officer
Frank B. Carr
Private Investor
Glenn E. Corlett
Dean and Professor at
the College of Business
at Ohio University
John D. Drinko
Attorney
Baker & Hostetler LLP
John P. O’Brien
Managing Director of
Inglewood Associates, Inc.
Barbara P. Ruhlman
Randall M. Ruhlman
President
Ruhlman Motor Sports
OFFICERS
Robert G. Ruhlman
Chairman, President and
Chief Executive Officer
J. Cecil Curlee, Jr.
Vice President
Human Resources
Michael A. Fout
Vice President
Manufacturing
Eric R. Graef
Vice President
Finance and Treasurer
William H. Haag III
Vice President
International Operations
Dennis F. McKenna
Vice President
Marketing and Global Business
Development
David C. Sunkle
Vice President
Research and Engineering
Caroline A. Saylor
General Counsel and
Corporate Secretary
R. Steven Kestner
Assistant Secretary
DOMESTIC PLANT LOCATIONS
Arkansas
Rogers
North Carolina
Albemarle
SUBSIDIARIES
SMP Data Communications
Asheville, North Carolina
INTERNATIONAL OPERATIONS
SUBSIDIARIES
Australia
Preformed Line Products (Australia) Pty. Ltd.
Rack Technologies Pty. Ltd.
     Sydney, Australia
Brazil
PLP-Produtos Para Linhas Preformados Ltd.
     Sao Paulo, Brazil
Canada
Preformed Line Products (Canada) Ltd.
     Cambridge, Ontario, Canada
China
Beijing PLP Conductor Line Products Co., Ltd.
     Beijing, China
Mexico
Preformados de Mexico S.A. de C.V.
     Querétaro, Mexico
South Africa
Preformed Line Products (South Africa) Pty. Ltd.
     Pietermaritzburg, Natal
     Republic of South Africa
Spain
APRESA—PLP Spain, S. A.
     Sevilla, Spain
Thailand
Preformed Line Products (Asia) Ltd.
     Bangkok, Thailand
United Kingdom
Preformed Line Products
(Great Britain) Ltd.
     Andover, Hampshire, England
INDEPENDENT AUDITORS
Deloitte & Touche LLP
REGISTRAR & TRANSFER AGENT
National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114
MAILING ADDRESS
P.O. Box 92301
Cleveland, Ohio 44101-4301
COMMON SHARES
PLP common shares are traded on the NASDAQ
National Market under the ticker symbol: PLPC
CORPORATE HEADQUARTERS
Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143
Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101-4301
Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com
The Company has adopted a code of conduct.
A copy of the code of conduct is posted on
our Internet Site at www.preformed.com in
our About Us section.
If you would like to receive an electronic copy
of this or future Annual Reports of Preformed
Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.
PREFORMED,™ PLP,® COYOTE,® THERMOLIGN,® FIBERLIGN,® E-Z BRACE,™ BRACE-GRIP,® BIRD-FLIGHT™ Diverter, ARMADILLO,® SERVISEAL,® VORTX,™ and CUSHION-GRIP™ are trademarks of Preformed Line Products Company.
Southwire® is a registered trademark of the
Southwire Company.
© 2007 Preformed Line Products, Inc. All rights reserved. May not be reprinted or distributed without prior permission.

PREFORMED LINE PRODUCTS COMPANY
660 Beta Drive, Mayfield Village, OH 44143
(440) 461-5200 | www.preformed.com | inquiries@preformed.com
Mailing Address: PO Box 91129 | Cleveland, OH 44101